                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 24)

                    Shelter Properties VI Limited Partnership
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer)

                        AIMCO Properties, L.P. -- Offeror
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
--------------------------------------------------------------------------------
            Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                                Gregory M. Chait
                               Katherine M. Koops
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            Calculation of Filing Fee

        Transaction valuation*                         Amount of filing fee
        ----------------------                         --------------------
        $5,563,008                                     $1,113

* For purposes of calculating the fee only. This amount assumes the purchase of 15,804 units of limited partnership interest of the subject partnership for $352.00 per unit. The amount of the filing fee equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $                             Filing Party:

Form or Registration No.:                              Date Filed:

                                   ----------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer        [ ] going-private transaction
         subject to Rule 14d-1               subject to Rule 13e-3

     [ ] issuer tender offer             [X] amendment to Schedule 13D
         subject to Rule 13e-4               under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP No.         NONE

1. NAME OF REPORTING PERSON(S) S.S.# OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO PROPERTIES, L.P.
                  84-1275721

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e))                                                       [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         A.       SOLE VOTING POWER


         B.       SHARED DISPOSITIVE POWER
                           11,609 units

         C.       SOLE DISPOSITIVE POWER


         D.       SHARED DISPOSITIVE POWER
                           11,609 units

8.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           11,609 units

9.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             [ ]
10.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 27.43%

11.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.         NONE

1. NAME OF REPORTING PERSON(S) S.S.# OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO-GP, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e))                                                       [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         A.       SOLE VOTING POWER


         B.       SHARED VOTING POWER
                           11,609 units

         C.       SOLE DISPOSITIVE POWER


         D.       SHARED DISPOSITIVE POWER
                           11,609 units

8.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           11,609 units

9.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             [ ]
10.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 27.43%

11.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.         NONE

1. NAME OF REPORTING PERSON(S) S.S.# OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e))                                                       [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         A.       SOLE VOTING POWER


         B.       SHARED VOTING POWER
                           26,520 units

         C.       SOLE DISPOSITIVE POWER


         D.       SHARED DISPOSITIVE POWER
                           26,520 units

8.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           26,520 units

9.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

10.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 62.03%

11.      TYPE OF REPORTING PERSON

                  CO

1. NAME OF REPORTING PERSON(S) S.S.# OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  INSIGNIA PROPERTIES, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e))                                                       [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         A.       SOLE VOTING POWER


         B.       SHARED VOTING POWER
                           14,911 units

         C.       SOLE DISPOSITIVE POWER


         D.       SHARED DISPOSITIVE POWER
                           14,911 units

8.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           14,911 units

9.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

10.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 35.23%

11.      TYPE OF REPORTING PERSON

                  PN

1. NAME OF REPORTING PERSON(S) S.S.# OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO/IPT, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e))                                                       [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         A.       SOLE VOTING POWER


         B.       SHARED VOTING POWER
                           14,911 units

         C.       SOLE DISPOSITIVE POWER


         D.       SHARED DISPOSITIVE POWER
                           14,911 units

8.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           14,911 units

9.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

10.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 35.23%

11.      TYPE OF REPORTING PERSON

                  CO

1. NAME OF REPORTING PERSON(S) S.S.# OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  COOPER RIVER PROPERTIES, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e))                                                       [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         A.       SOLE VOTING POWER


         B.       SHARED VOTING POWER
                           3,364 units

         C.       SOLE DISPOSITIVE POWER


         D.       SHARED DISPOSITIVE POWER
                           3,364 units

8.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           3,364 units

9.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

10.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 7.95%

11.      TYPE OF REPORTING PERSON

                  OO

            TENDER OFFER STATEMENT/AMENDMENT NO. 24 TO SCHEDULE 13D

     This Tender Offer Statement on Schedule TO relates to the tender offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase all of the outstanding units, or such lesser number of units as are properly tendered, of limited partnership interest of Shelter Properties VI, a South Carolina limited partnership (the "Partnership"), at a price of $352.00 per unit, subject to the conditions set forth in the Offer to Purchase dated February 8, 2001, and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement are filed with this Schedule TO as Exhibits 1, 2 and 3, respectively. In addition, because AIMCO Properties, L.P. is an affiliate of the Partnership, this Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended. It also serves as Amendment No. 24 to the Schedule 13D filed by AIMCO Properties, L.P. and certain of its affiliates.

     The general partner of AIMCO Properties, L.P. is AIMCO-GP, Inc., a wholly-owned subsidiary of Apartment Investment and Management Company ("AIMCO"). The general partner of Insignia Properties, L.P. is AIMCO/IPT, Inc., a wholly-owned subsidiary of AIMCO. As a result, AIMCO shares voting and dispositive power with respect to all of the shares held of record by AIMCO Properties, L.P. and Insignia Properties, L.P., and the AIMCO-GP, Inc. and AIMCO/IPT, Inc. each share voting and dispositive power with respect to the shares held by AIMCO Properties, L.P. and Insignia Properties, L.P., respectively.

     The information in Exhibits 1-3, 5(a)-(c) and 6, respectively, is incorporated in this Schedule TO by reference in answer to items 1 through 11 of Schedule TO and in response to Items 1 through 7 of Schedule 13D.

================================================================================

Item 12.  Exhibits.

          1    Offer to Purchase, dated February 8, 2001.

          2 Letter of Transmittal and related Instructions (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1)).

          3    Acknowledgement and Agreement dated February 8, 2001.

          4 Letter, dated February 8, 2001, from AIMCO Properties, L.P. to the limited partners of the Partnership.

          5(a) Credit Agreement (Secured Revolving Credit Facility), dated as of
               August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999 is incorporated herein by this reference.)

          5(b) Amended and Restated Credit Agreement, dated as of March 15,
               2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999 is incorporated herein by this reference.)

          5(c) First Amendment to $345,000,000 Amended and Restated Credit
               Agreement, dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of America, as Administrative

               Agent, and U.S. Bank National Association, as Lender. (Exhibit
               10.4 to AIMCO's Current Report on Form 10-Q for quarter ended March 31, 2000 is incorporated herein by this reference.)

          6 Agreement of Joint Filing, dated February 8, 2001, among AIMCO, AIMCO-GP, AIMCO Properties, L.P., Insignia Properties, L.P., AIMCO/IPT, Inc. and Cooper River Properties L.L.C.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 8, 2001

                                             AIMCO PROPERTIES, L.P.

                                             By: AIMCO-GP, INC.
                                                      (General Partner)

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President


                                             AIMCO-GP, INC.

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President


                                             APARTMENT INVESTMENT
                                             AND MANAGEMENT COMPANY

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President


                                             INSIGNIA PROPERTIES, L.P.

                                             By:      AIMCO/IPT, INC.
                                                      Its General Partner

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President


                                             AIMCO/IPT, INC.

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President


                                             COOPER RIVER PROPERTIES, L.L.C.

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

   1                     Offer to Purchase, dated February 8, 2001.

   2                     Letter of Transmittal and related Instructions
                         (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1)).

   3                     Acknowledgement and Agreement dated February 8, 2001.

   4                     Letter, dated February 8, 2001, from AIMCO Properties,
                         L.P. to the limited partners of the Partnership.

   5(a) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties,
                         L.P., Bank of America, Bank Boston, N.A., and First
                         Union National Bank. (Exhibit 10.1 to AIMCO's Current
                         Report on Form 8-K, dated August 16, 1999 is incorporated herein by this reference.)

   5(b)                  Amended and Restated Credit Agreement, dated as of
                         March 15, 2000, among AIMCO Properties, L.P., Bank of
                         America, Bank Boston, N.A., and First Union National
                         Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual
                         Report on Form 10-K for the year ended December 31, 1999 is incorporated herein by this reference.)

   5(c)                  First Amendment to $345,000,000 Amended and Restated
                         Credit Agreement, dated as of April 14, 2000, among
                         AIMCO Properties, L.P., Bank of America, as
                         Administrative Agent, and U.S. Bank National
                         Association, as Lender. (Exhibit 10.4 to AIMCO's
                         Current Report on Form 10-Q for quarter ended March 31,
                         2000 is incorporated herein by this reference.)

   6 Agreement of Joint Filing, dated February 8, 2001, among AIMCO, AIMCO-GP, AIMCO Properties, L.P., Insignia
                         Properties, L.P., AIMCO/IPT, Inc. and Cooper River
                         Properties, L.L.C.